Avatech Solutions, Inc.

10715 Red Run Blvd., Suite 101

Owings Mills, Maryland 21117

July 23, 2007

Jay Ingram

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Avatech Solutions, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 17, 2007

File No. 333-140418

Dear Mr. Ingram:

On behalf of Avatech Solutions, Inc. (the “Registrant”), I hereby request acceleration of the effective date of the Registration Statement so that it may become effective on Tuesday, July 24 20, 2007, at 4:30 P.M. EDST (close of markets), or as soon thereafter as practicable.

Registrant hereby acknowledges and represents as follows:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they related to the proposed public offering of the securities specified in the Registration Statement.

Please advise at such time as the Registration Statement is declared effective.

Sincerely,

/s/ Lawrence Rychlak
Executive Vice President and
Chief Financial Officer

Via EDGAR and Facsimile